Notice to ASX/LSE 3 November 2021 Rio Tinto announces purchase price for cash tender offer for 2025 notes Rio Tinto announces the Purchase Price in respect of its offer to purchase (the “Tender Offer”) any and all of the outstanding securities listed in the table below, which were issued by Rio Tinto Finance (USA) Limited and are guaranteed by Rio Tinto plc and Rio Tinto Limited (the “Securities”). The terms and conditions of the Tender Offer are described in the offer to purchase (the “Offer to Purchase”), dated as of 28 October 2021. Capitalised terms not otherwise defined in this announcement have the meaning given to them in the Offer to Purchase. The Purchase Price payable in connection with the Tender Offer by Rio Tinto Finance (USA) Limited pursuant to the Offer to Purchase has been set at $1,097.32 per $1,000 principal amount of Securities validly tendered and accepted for purchase. Title of Security CUSIP/ISIN Outstanding Principal Amount Fixed Spread (bps) U.S. Treasury Reference Security Reference Yield(1) Purchase Price(1) (2) 3.750% Notes due 2025 767201AS5/ US767201AS58 $1,200,000,000 25 0.625 % U.S. Treasury Notes due October 15, 2024 (US91282CDB46) 0.749% $1,097.32 Notes: (1) The Reference Yield and the consideration for the Securities was determined on 3 November 2021 at 10am, New York City time, as described in the Offer to Purchase. (2) Per $1,000 principal amount of Securities validly tendered and accepted for purchase. Capitalized terms not defined in this announcement have the same meaning as assigned to them in the Offer to Purchase. The Tender Offer will expire on 3 November 2021 at 5pm, New York City time. The Securities tendered in the Tender Offer may only be withdrawn at or prior to 5pm, New York City time, on 3 November 2021, but not thereafter. These dates and times are subject, where applicable, to the right of Rio Tinto Finance (USA) Limited to extend, re-open, amend, and/or terminate the Tender Offer, subject to applicable laws. In addition to the payment of the Purchase Price, each Holder whose Securities are validly tendered and delivered (and not validly withdrawn) (including those validly tendered in accordance with the Guaranteed Delivery Procedures) and accepted for purchase will also be paid Accrued Interest equal to interest accrued and unpaid on the Securities from (and including) the immediately preceding interest payment date for the Securities to (but excluding) the Settlement Date. Accrued Interest will cease to accrue on the Settlement Date, and (in the case of Securities for which the Guaranteed Delivery Procedures are used) no additional accrued interest will be paid in respect of the period from the Settlement Date to the Guaranteed Delivery Settlement Date. The Purchase Price and the Accrued Interest for the Securities validly tendered (and not validly withdrawn) in the Offer will be paid on the Settlement Date or the Guaranteed Delivery Settlement Date, as applicable (subject to any postponement of the applicable Settlement Date or the Guaranteed Delivery Settlement Date, as applicable, as described in the Offer to Purchase). EXHIBIT 99.1

Notice to ASX/LSE Page 2 of 5 The Tender Offer is subject to the satisfaction of certain conditions set forth in the Offer to Purchase, including the Financing Condition. If any of the conditions are not satisfied or waived by Rio Tinto Finance (USA) Limited, it will not be obligated to accept for purchase, purchase or pay for, validly tendered Securities, and may terminate the Tender Offer in each case subject to applicable laws. Holders of Securities are advised to read carefully the Offer to Purchase for full details of and information on the procedures for participating in the Tender Offer. Announcements in connection with the Tender Offer will be made by the delivery of a press release to a widely disseminated news or wire service. Copies of all announcements, notices and press releases will be available from the Information & Tender Agent. Holders of Securities may access the Offer to Purchase and the form of Notice of Guaranteed Delivery (as described in the Offer to Purchase) at https://www.gbsc-usa.com/RioTinto/) . The results of the Tender Offer are expected to be announced on 4 November 2021. Rio Tinto has issued a notice of redemption for all of the Securities that remain outstanding following the completion of the Tender Offer. The redemption date is 3 December 2021. For additional information, note holders may call the trustee and paying agent, The Bank of New York Mellon, at +1-212 815-5811. The Lead Dealer Managers for the offer are Citigroup Global Markets Limited, Credit Agricole Securities (USA) Inc. and Merrill Lynch International. Questions regarding the offers may be directed to: Citigroup Global Markets Limited Canada Square Canary Wharf United Kingdom Attention: Liability Management Group Telephone (Europe): + 44 20 7986 8969 Telephone (U.S. Toll Free): +1 (800) 558 3745 Telephone (U.S.): +1 (212) 723-6106 Email: liabilitymanagement.europe@citi.com Credit Agricole Securities (USA) Inc. 1301 Avenue of the Americas, 17th Floor New York, New York 10019 United States Attention: Debt Capital Markets/Liability Management Telephone (U.S. Toll Free): +1 (866) 807-6030 Email: us.liabilitymanagement@ca-cib.com Merrill Lynch International 2 King Edward Street London EC1A 1HQ United Kingdom Attention: Liability Management Group Telephone (Europe): + 44 20 7996 5420 Telephone (U.S. Toll Free): +1 (888) 292-0070 Telephone (U.S.): +1 (980) 387-3907 Email: DG.LM-EMEA@bofa.com Copies of the Offer to Purchase and the Notice of Guaranteed Delivery may be obtained from the Depositary and Information Agent, Global Bondholder Services Corporation at +1 (866) 470 3700 (toll-free) or +1 (212) 430 3774 (collect), by email at contact@gbsc-usa.com or in writing at 65 Broadway, Suite 404, New York, New York 10006. NOTICE AND DISCLAIMER This press release is neither an offer to purchase, nor a solicitation of an offer to sell the Securities or any other securities. The Companies are making the offers only by, and pursuant to, the terms of the Tender

Notice to ASX/LSE Page 3 of 5 Offer to Purchase and the Notice of Guaranteed Delivery. The offers are not being made in any jurisdiction in which the making of or acceptance thereof would not be in compliance with the securities laws, blue sky laws or other laws of such jurisdiction. None of the Company, the Guarantors, the Dealer Managers, the Depositary or the Information Agent is making any recommendation as to whether Holders should tender or refrain from tendering their Securities in response to the Tender Offer, how much they should tender or at what premium any Securities should be tendered. Each Holder must make his, her or its own decision as to whether to tender or refrain from tendering Securities, at what premium any Securities should be tendered, and, if a Holder determines to tender, as to how many Securities of each Series to tender. OFFER AND DISTRIBUTION RESTRICTIONS This announcement and the Offer to Purchase do not constitute an offer or an invitation to participate in the Tender Offer in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such offer or invitation or for there to be such participation under applicable laws. The distribution of this announcement and the Offer to Purchase in certain jurisdictions may be restricted by law. Persons into whose possession this announcement or the Offer to Purchase comes are required by each of the Company, the Guarantors, the Dealer Managers the Depositary and the Information Agent to inform themselves about and to observe any such restrictions. United Kingdom The communication of this announcement, the Offer to Purchase and any other documents or materials relating to the Tender Offer is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of Section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom, and are only for circulation to persons to whom they can lawfully be circulated outside the United Kingdom or to persons within the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”)), or within Article 43(2) of the Order, or within Article 49(2)(a) to (d) of the Order, or to other persons to whom it may lawfully be communicated in accordance with the Order (such persons together being the “Relevant Persons”). This announcement, the Offer to Purchase and any other documents or materials relating to the Tender Offer are only available to Relevant Persons and the transactions contemplated herein will be available only to, and engaged in only with, Relevant Persons, and this Offer to Purchase must not be relied or acted upon by persons other than Relevant Persons. Belgium None of this announcement, the Offer to Purchase nor any other documents or materials relating to the Tender Offer in respect of each Series of Securities have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority (“Authorite des services et marches financiers/Autoriteit financiele diensten en markten”) and, accordingly, the Tender Offer may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of 1 April 2007 on public takeover bids (the “Belgian Takeover Law”) as amended or replaced from time to time. Accordingly, the Tender Offer may not be advertised and the Tender Offer will not be extended, and none of this announcement, the Offer to Purchase nor any other documents or materials relating to the Tender Offer (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than (i) to “qualified investors” in the sense of Article 10 of the Belgian Law of 16 June 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets, acting on their own account or (ii) in any circumstances set out in Article 6, § 4 of the Belgian Takeover Law. This announcement and the Offer to Purchase have been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Tender Offer. Accordingly, the information contained in this announcement and the Offer to Purchase may not be used for any other purposes or disclosed to any other person in Belgium. France This announcement, the Offer to Purchase and any other documents or offering materials relating to the Tender Offer may not be distributed in the Republic of France except to qualified investors (investisseurs qualifiés) as defined in Article 2(e) of the Prospectus Regulation. The Offer to Purchase has not been and will not be submitted for clearance to the Autorité des marchés financiers. Italy

Notice to ASX/LSE Page 4 of 5 None of this announcement, the Offer to Purchase nor any other documents or materials relating to the Tender Offer has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations. The Tender Offer is being carried out in the Republic of Italy as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended (the “Issuers’ Regulation”). The Tender Offer is also being carried out in compliance with article 35-bis, paragraph 7 of the Issuers' Regulation. A holder of Securities located in the Republic of Italy can tender Securities through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority. Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à- vis its clients in connection with the Securities or the Tender Offer. General Neither this announcement nor the Offer to Purchase constitutes an offer to buy or a solicitation of an offer to sell Securities, and tenders of Securities in the Tender Offer will not be accepted from Holders, in any jurisdiction in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require an offer to be made by a licensed broker or dealer and a Dealer Manager or its affiliate is such a licensed broker or dealer in such jurisdictions, the Tender Offer shall be deemed to be made on behalf of the Company by such Dealer Manager or such affiliate, as the case may be, and no Tender Offer is made in any such jurisdiction where the relevant Dealer Manager or its affiliate is not so licensed. Forward-looking statements This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this report, including, without limitation, those regarding the Tender Offer, are forward-looking statements. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to” or similar expressions, commonly identify such forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this press release. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Notice to ASX/LSE Page 5 of 5 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Illtud Harri M +44 7920 503 600 David Outhwaite M +44 7787 597 493 Media Relations, Americas Matthew Klar T +1 514 608 4429 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Natalie Worley M +61 409 210 462 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com